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                             June 17, 2021

       Robert Dixon
       Chief Executive Officer
       MacKenzie Realty Capital, Inc.
       89 Davis Road, Suite 100
       Orinda, CA 94563

                                                        Re: MacKenzie Realty
Capital, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 19, 2021
                                                            File No. 024-11503

       Dear Mr. Dixon:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed May 19, 2021

       Cover Page

   1. We note your response to comment 1 and the language in your subscription agreement that you can suspend or
terminate your share repurchase program at any time. Please
                                                        revise your cover to
state that investment in your preferred shares may be illiquid, remove the reference to
limited liquidity    and clarify that you can suspend or terminate your
                                                        share repurchase
program at any time. In addition, please revise to include the prior disclosure that
your Board of Directors stopped distributions in March 2020 and stopped share
redemptions in May 2020 and clarify when distributions and share redemptions restarted.
 Robert Dixon
FirstName
MacKenzieLastNameRobert      Dixon
            Realty Capital, Inc.
Comapany
June       NameMacKenzie Realty Capital, Inc.
     17, 2021
June 17,
Page 2 2021 Page 2
FirstName LastName
Management Compensation , page 2

2. We note your response to comment 3. Please revise to clarify what you mean by
         "Partnership Units" issued by the company, including whether these units include partnership units issued by your operating partnership and quantify the number of partnership units currently outstanding. Please also revise to quantify the debt financing and property management fees that you anticipate paying to third parties. In addition, we note that you will reimburse administrative service expenses, including personnel and overhead costs of Affiliates. Please specifically disclose whether you will reimburse your adviser for the salaries and benefits to be paid to your named executive officers.
Conflicts of Interest, page 4

3. We note your response to comment 5. Please revise to disclose the number of other real estate entities in which the officers, directors and their owners are involved and, as applicable, describe any conflicts relating to investment opportunities or management's time. In addition, please describe to us the investment objectives and strategies of the other real estate entities and programs and tell us more specifically how you determined such investment objectives and strategies are not substantially similar to yours.
Preferred Stock
Preferred Dividend, page 73

4. We note your response to comment 10 and the disclosure on pages 15 and 32 that there can be no assurance that you will pay the preferred dividend. We continue to believe that you should provide a detailed analysis of the basis for such distribution or remove references to any specific amount.
Management's Discussion and Analysis, page 81

5. We note your response to comment 7 and your revised disclosure beginning on page 84 relating to your three real property assets. Please revise to provide a description of real estate and current property operating data with respect to these properties consistent with
         Form S-11.
General

6. We note your response to comment 13. Please revise your disclosure to include a detailed organization chart, including ownership percentages.
7.       We note your response to comment 14 and your reference on page 82 to
your    transition
         period.    As you do not appear to have identified any specific assets to be purchased with
         the proceeds, we continue to believe your offering may constitute a blind-pool offering. Please revise to provide disclosure consistent with Industry Guide 5 or provide us with a more detailed analysis regarding the applicability of Industry Guide 5 to your
 Robert Dixon
MacKenzie Realty Capital, Inc.
June 17, 2021
Page 3
      offering. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms
      Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.
8.    We note that the consolidated balance sheet included in the Company   s
registration
      statement on Form 1-A discloses that the Company   s holdings of
investment securities
      exceed 40% of the Company   s total assets as of March 31, 2021. Please
inform us
      whether the Company   s current holdings of investment securities
continue to exceed 40%
      of the Company   s total assets as of the date of this letter.
9.    The response letter states that: (a)     [in] our experience the SEC
staff has previously
      concurred that ownership of a securities portfolio with the commitment to liquidate or convert most of its investment securities to majority owned subsidiaries would not cause
      a company to meet the Section 3(a)(1)(C) definition of    investment
company   ; and (b)
      non-compliance with the exemption from registration as an investment company set forth in Section 3(c)(5) of the 1940 Act during a period of repositioning
should   not result in
      the Company necessarily meeting the definition of the term    investment
company    in the
      meantime   . Please provide citations to the authority that the Company is relying on to
      support these statements.
10. Please explain why the Company filed a notification of withdrawal of its election to be subject to Sections 55 through 65 of the 1940 Act prior to effectuating the repositioning of its portfolio in a manner that would cause the Company to no longer fall within the
      definition of    investment company    set forth in Section 3(a)(1)(C) of
the 1940 Act.
11. Please provide the anticipated timeframe for completing the repositioning of the
      Company   s portfolio in a manner that either will cause the Company to no longer fall
      within the definition of    investment company    set forth in the 1940
Act or qualify for an
      available exemption from registration as an investment company under the 1940 Act.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Jennifer Gowetski at 202-551-3401 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Dixon
                                                            Division of
Corporation Finance
Comapany NameMacKenzie Realty Capital, Inc.
                                                            Office of Real
Estate & Construction
June 17, 2021 Page 3
cc:       Rebecca Taylor
FirstName LastName